Stratasys to Acquire MarkForged, Inc., Expanding Aerospace, Defense, and Industrial Production Capabilities

Strengthens Stratasys’ position in high-demand manufacturing applications requiring production-grade performance at scale

Enhances go-to-market network coverage, generating additional cross-sale opportunities

Expected to be accretive and realize meaningful cost synergies, along with positive adjusted EBITDA contribution, within first year following close

Stratasys to update guidance following closing of transaction

MINNETONKA, Minn. and REHOVOT, Israel— May 27, 2026 — Stratasys Ltd. (NASDAQ: SSYS), a leader in additive manufacturing solutions, today announced that it has entered into a definitive agreement to acquire MarkForged, Inc., a wholly owned subsidiary of Nano Dimension, in an all-cash transaction valued at $42.5 million, subject to customary adjustments. In 2025, Markforged generated approximately $70 million in revenue, including their Metal Binder Jetting product line, which Nano Dimension will retain. The transaction is expected to close in the second half of 2026, subject to customary closing conditions and regulatory approvals.

MarkForged, Inc. is a leading provider of end-to-end Fused Filament Fabrication (FFF) solutions. Their integrated platform, The Digital Forge, seamlessly combines hardware, in-house materials, and secure software including simulation, part management, and automated print optimization. By leveraging Continuous Carbon Fiber technology, MarkForged, Inc. enables industries such as aerospace, defense, automotive, and food and beverage to produce parts that are both lighter and stronger than traditional FFF alternatives.

The transaction increases Stratasys’ distribution channel and expands its existing capabilities in these industries, further strengthening the company’s go-to-market strategy. With the addition of MarkForged, Inc.’s products and technology, Stratasys will be more effectively positioned to meet growing demand for lightweight, high strength, and production ready components that address modern requirements for supply chain resilience and manufacturing agility.

“This acquisition further advances our capabilities to meet customers’ growing needs in critical areas such as defense and aerospace at a time when additive manufacturing continues to displace traditional manufacturing for high requirement applications in production,” said Dr. Yoav Zeif, Chief Executive Officer of Stratasys. “We believe that our teams can immediately reinvigorate revenue growth by adding MarkForged, Inc.’s products and software systems as we leverage our leading partner networks. We are confident this transaction will strengthen Stratasys’ position in many of the largest and most structurally critical industries where performance, supply chain resilience, reliability, and scalability are essential.”

Strategic and Financial Benefits of the Transaction:

Adding MarkForged, Inc.’s products to Stratasys’ existing products and capabilities is expected to result in many compelling benefits, including:

●Enhances Portfolio Through Innovative Continuous Carbon Fiber Technology: MarkForged, Inc.’s differentiated material technology, which is leveraged across its broad portfolio of FFF 3D printers, enables high-strength, lightweight parts that are both a meaningful addition to and differentiated from Stratasys’ portfolio of advanced composite solutions. This continuous carbon fiber offering is expected to support aerospace and defense use cases in particular, for tooling, fixtures, ground support equipment, and select production parts, offering mechanical performance and speed that complement traditional manufacturing methods. Through this acquisition, MarkForged, Inc.’s composite capabilities will further enhance Stratasys’ ability to support these mission-critical applications within regulated and performance-driven industrial settings.

●Complementary Software Capabilities: The transaction is expected to enhance Stratasys’ software offering. MarkForged, Inc.’s broad software platform is ideally poised for manufacturing workflow and remote printing, including high performance features such as simulation and inspection with security top of mind. MarkForged, Inc. also has deep expertise in customer-centric workflows and integrated ecosystems, which will further accelerate digital manufacturing initiatives.

●Expands Materials Offering of High Performance Polymer and Metal Filaments: MarkForged, Inc. has a robust manufacturing process to develop a wide range of high performance polymer and metal filaments, which, when leveraged alongside Stratasys’ existing products and capabilities, will allow the company to provide solutions to a more diverse customer base across key end uses including aerospace and defense, automotive, and food and beverage products.

●Expected to Deliver Meaningful Accretion and Cost Synergies: In 2025, Markforged generated approximately $70 million in revenue. Within one year of closing, Stratasys expects accretion to gross margins and to realize meaningful cost synergies, along with positive EBITDA contribution. Stratasys intends to update guidance following the closing of the transaction.

●Reshapes Go-To-Market Network Coverage and Geographic Presence: Bringing MarkForged, Inc.’s partner and reseller network together with Stratasys’ is expected to strengthen Stratasys’ partner network and generate cross-sale opportunities, bringing greater choice and service to customers.

About Stratasys
Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries including aerospace, automotive, consumer products, and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage of the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, X/Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including Stratasys’ websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Cautionary Note Regarding Forward-Looking Statements
The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, statements relating to the anticipated completion of the acquisition of MarkForged Inc. by Stratasys, Stratasys’ objectives, plans and strategies with respect to MarkForged Inc. following its acquisition, the prospective impact of the acquisition on Stratasys’ implementation of its strategies and on Stratasys’ financial results, and all statements (other than statements of historical fact) that address activities, events or developments that Stratasys intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Stratasys has based these forward-looking statements on assumptions and assessments made by its management and, in certain cases, by MarkForged Inc.’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: any potential obstacles to closing the acquisition of MarkForged Inc.; the degree of success of Stratasys in efficiently and successfully integrating the operations of MarkForged Inc. into Stratasys after the acquisition; macroeconomic conditions and the economic environment for additive manufacturing and Stratasys’ customers in particular; the impact of competition and new technologies; changes in customers’ budgeting priorities; and those additional factors referred to under “Item 3.D. Risk Factors”, “Item 4. Information on the Company”, and “Item 5. Operating and Financial Review and Prospects” in Stratasys’ annual report on Form 20-F for the year ended December 31, 2025, which Stratasys filed with the SEC on March 5, 2026, and in other reports and documents that Stratasys files with or furnishes to the SEC from time to time, which are designed to advise interested parties of the risks and other factors that may affect Stratasys’ business, financial condition, results of operations and prospects. Any forward-looking statements made in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Media Relations:
Galit Mendelson
Director, Global Communications
+972-74-7454913
Galit.Mendelson@stratasys.com

Investor Relations:
Yonah Lloyd
Chief Communications Officer and VP Investor Relations
Yonah.Lloyd@stratasys.com